SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MASTEC, INC.
(Name of Issuer)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

576323109
(CUSIP Number)

Michael Nearing
Senior Vice President — General Counsel
MasTec, Inc.
800 Douglas Road, 12th Floor
Miami, Florida 33134
(305) 599-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jorge Mas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	 |x|

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER	19,730,716
SHARES	8	SHARED VOTING POWER	0
BENEFICIALLY OWNED BY EACH	9	SOLE DISPOSITIVE POWER	19,730,716
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,730,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jorge L. Mas Canosa Holdings I Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	 |x|

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF	7	SOLE VOTING POWER	9,621,016
SHARES	8	SHARED VOTING POWER	0
BENEFICIALLY OWNED BY EACH	9	SOLE DISPOSITIVE POWER	9,621,016
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,621,016

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jorge Mas Holdings I Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	 |x|

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF	7	SOLE VOTING POWER	8,599,361
SHARES	8	SHARED VOTING POWER	0
BENEFICIALLY OWNED BY EACH	9	SOLE DISPOSITIVE POWER	8,599,361
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,599,361

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14	TYPE OF REPORTING PERSON

PN

AMENDMENT NO. 4 TO SCHEDULE 13D

        This Amendment No. 4 to Schedule 13D is filed jointly on behalf of Jorge L. Mas Canosa Holdings I Limited Partnership (the “Family Partnership”), Jorge Mas Holdings I Limited Partnership (“Jorge Mas Holdings”), and Jorge Mas (collectively, the “Reporting Persons”). This Amendment No. 4 to Schedule 13D amends and updates the statements on Schedule 13D previously filed by the Reporting Persons with respect to the Common Stock, $.10 par value (the “Common Stock”), of MasTec, Inc., a Florida corporation (the “Issuer”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As of the date of this Amendment No. 4, the Reporting Persons beneficially owned the following shares of Common Stock:

Name	Amount of Shares Beneficially Owned	Percentage of Class (1)

Jorge L. Mas Canosa Holdings I
Limited Partnership	9,621,016	19.4%
Jorge Mas Holdings I Limited Partnership	8,599,361	17.4%
Jorge Mas(2)	19,730,716	39.9%

(1)	Based on 49,468,270 shares of Common Stock which includes (1) 48,383,979 shares of Common Stock outstanding on April 30, 2004 (as confirmed by representatives of the Issuer) and (2) currently exercisable options to purchase 1,084,291 shares of Common Stock owned directly by Jorge Mas.

(2)	The shares of Common Stock beneficially owned by Jorge Mas include: (1) 9,621,016 shares of Common Stock held by the Family Partnership, a limited partnership which is controlled by Jorge L. Mas Holdings Corporation, the sole general partner of the Family Partnership, of which Jorge Mas is the president and sole director; (2) 8,599,361 shares of Common Stock held by Jorge Mas Holdings, a limited partnership which is controlled by Jorge Mas Holdings Corporation, the sole general partner of Jorge Mas Holdings, of which Jorge Mas is wholly-owned by Mr. Mas; (3) 426,048 shares of Common Stock owned directly by Jorge Mas; and (4) currently exercisable options to purchase 1,084,291 shares of Common Stock that are owned directly by Jorge Mas. Does not include (1) options to acquire an aggregate of 250,000 shares of Common Stock that are not currently exercisable owned directly by Jorge Mas and (2) 282,670 shares of Common Stock owned by the Mas Family Foundation, a Florida not-for-profit corporation of which Mr. Mas is the president. Mr. Mas disclaims beneficial ownership of the shares of Common Stock held by the Family Partnership except to the extent of his pecuniary interest therein and disclaims beneficial ownership of all of the shares of Common Stock owned by the Mas Family Foundation.

        Except as set forth below, there have been no transactions by the Reporting Persons effected during the past 60 days of this report.

    1.        On November 14, 2003, the Family Partnership distributed 802,700 shares of Common Stock to certain of its limited partners (none of which were distributed to the Reporting Persons).

    2.        On January 9, 2004, the Family Partnership distributed 850,000 shares of Common Stock to certain of its limited partners (351,798 of which were distributed to Mr. Mas).

    3.        From January 14, 2004 through March 8, 2004, Mr. Mas sold an aggregate of 50,500 shares of Common Stock at various sales prices from $12.512 to $15.097 pursuant to a prearranged trading plan in accordance with the guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement, dated September 23, 1998, by and among Jorge Mas, Jorge L. Mas Canosa Holdings I Limited Partnership and Jorge Mas Holdings I Limited Partnership.*

*Previously filed.

SIGNATURES

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: June 8, 2004	JORGE L. MAS CANOSA HOLDINGS I LIMITED PARTNERSHIP By: Jorge L. Mas Canosa Holdings Corporation, general partner By: /s/ JORGE MAS, PRESIDENT —————————————— Jorge Mas, President

Date: June 8, 2004	JORGE MAS HOLDINGS I LIMITED PARTNERSHIP By: Jorge Mas Holdings Corporation, general partner By: /s/ JORGE MAS, PRESIDENT —————————————— Jorge Mas, President

Date: June 8, 2004	/s/ JORGE MAS —————————————— Jorge Mas

EXHIBIT INDEX

1.	Joint Filing Agreement, dated September 23, 1998, by and among Jorge Mas, Jorge L. Mas Canosa Holdings I Limited Partnership and Jorge Mas Holdings I Limited Partnership.*

*Previously Filed.